

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Terry Weber
Chief Executive Officer
biote Corp.
1875 W. Walnut Hill Ln #100
Irving, TX 75038

   Re: biote Corp.
     Registration Statement on Form S-1
     Filed December 12, 2022
     File No. 333-268748

Dear Terry Weber :

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jimmy McNamara at 202-551-7349 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences